

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2010

Gary Guseinov, Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA 90017

> **Re:** **CyberDefender Corporation**
> **Registration Statement on Form S-3**
> **Filed June 30, 2010**
> **File No. 333-167910**
>
> **Post-Effective Amendment on Form S-3 to Registration Statement**
> **on Form S-1**
> **Filed July 6, 2010**
> **File No. 333-161790**

Dear Mr. Guseinov:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that CyberDefender has a pending confidential treatment request submitted July 1, 2010 that relates to the agreement filed as Exhibit 10.52 to your registration statement and post-effective amendment. Please be advised that all comments relating to this request will need to be resolved prior to effectiveness of the registration statement and the post-effective amendment. Comments on the confidential treatment request, if any, will be provided under separate cover.

2.   It appears that your current reports on Form 8-K filed on July 8, 2009, and January 20, 2010, may not have been timely filed. In this regard, we note the following:

- your Form 8-K filed on July 8, 2009 announced that Bing Liu resigned as a director of the company on June 30, 2009; and
- your Form 8-K filed on January 20, 2010 announced that Bennet Van de Bunt resigned as a director, and Luc H. Vanhal was appointed as a director, in each case effective January 1, 2010.

In light of the foregoing, if you believe the company is eligible to use Form S-3 at this time, please provide an analysis explaining why you believe it meets the registrant requirements set forth in General Instruction I.A.3.(b) of Form S-3.

Incorporation of Certain Information by Reference

3.   It appears that you should specifically incorporate by reference into your registration statement on Form S-3 and your post-effective amendment on Form S-3 the following:

- your current reports filed on Form 8-K filed on January 20, 2010, March 22, 2010, March 25, 2010, May 27, 2010, and June 2, 2010, and
- your Form 10-K/A filed on July 8, 2010.

See Item 12(a)(2) of Form S-3. Please revise to incorporate by reference these and any other filings required pursuant to Item 12 of Form S-3. When amending your filings, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act after "the date of the registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. Refer to our Securities Act Forms Compliance and Disclosure Interpretations 123.05, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Registration Statement on Form S-3

General

4.   Please advise which transaction requirement you are relying on to use Form S-3 for this offering. Refer to General Instruction I.B. to Form S-3. If you are relying on General Instruction I.B.1., please demonstrate in your response letter how the company satisfies the requirement that the aggregate market value of its voting and non-voting common equity held by non-affiliates is $75 million or more. Alternatively, if you are relying on General Instruction I.B.6. to use Form S-3, please provide the calculation required by General Instruction I.B.6.(a) on the outside front cover of the prospectus. Refer to Instruction 7 to General Instruction I.B. of Form S-3.

Calculation of Registration Fee

5. Please revise the fee table to provide a "Total" row that states the maximum aggregate offering price of all the securities listed in the table and the amount of the registration fee. In this regard, we note that the fee table currently suggests that the company is seeking to register only the offer and sale of up to $40,000,000 of warrants to purchase common stock.

Description of Securities to be Registered

Description of Debt Securities, page 6

6. Please file the form of indenture for the debt securities being registered with a pre-effective amendment to your registration statement, as the indenture must be qualified at the time of effectiveness; or advise why you believe you are not required to do so. See our Trust Indenture Act Compliance and Disclosure Interpretation 201.04, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Exhibit 5.1, Opinion of Richardson & Patel LLP

7. You indicate on page 7 of the prospectus that you expect that the debt securities being registered will be governed by the laws of the state of New York or the state of Delaware. However, the legal opinion is limited to the General Corporation Law of the State of Delaware. For debt securities being registered, counsel must opine on the laws of the state governing the indenture. Accordingly, in connection with filing the form of indenture as an exhibit to your registration statement, please have counsel revise its opinion as necessary to ensure that its opinion as to whether the debt securities will constitute binding obligations of the company is given under the state law governing the indenture. See Item 601(b)(5)(i) of Regulation S-K.

Post-Effective Amendment on Form S-3

General

8. We note that the number of shares registered for offer and sale under this post-effective amendment (9,726,067) is unchanged from the registration statement as declared effective on November 5, 2009. To the extent that material sales have occurred pursuant to your registration statement or you are otherwise aware of changes in share ownership of selling securities holders, please update your filing to reflect the aggregate number of shares currently offered for resale under the registration statement, and revise your selling stockholder table and related disclosure as necessary to reflect any changes in the identities of, or number of shares offered by, the selling security holders. The aggregate shares offered, as listed in the selling stockholder table, should equal the number of shares set forth at the top of your prospectus cover page and wherever else in the

document this number appears. Please revise your filing accordingly, or advise why no
such revisions are necessary.

Exhibit 5.1, Opinion of Richardson & Patel LLP

9.   The opinion states that "the shares issuable by the Company pursuant to this Registration
       Statement will be validly issued, fully paid and nonassessable." Please have counsel
       revise to clarify, if true, that this statement applies to shares that will be issued upon the
       exercise of warrants.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact me at (202) 551-3483 or, if you thereafter need assistance, Mark P. Shuman, Legal Branch Chief, with any questions.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: <u>Via Facsimile (917) 591-6898</u>
  Kevin Friedmann, Esq.
  Richardson & Patel, LLP